ANGLO AMERICAN

04012730

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
USA

Company Secretarial

Linda Norris
Company Secretarial Assistant

Direct Fax + 020 7698 8755
Direct Line + 020 7698 8753
e-mail lnorris@angloamerican.co.uk

2 February, 2004

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
<u>Exemption number 82 – 97</u>

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements relating to:

- Press Release dated 02 December 2003 – Purchase of Shares in Kumba Resources.
- Press Release dated 08 December 2003 – Anglo American announces results of the mandatory cash offer to shareholders of Kumba Resources Limited.
- Press Release dated 10 December 2003 – Anglo American plc names new non-executive director.
- Press Release dated 10 December 2003 – Anglo American announces €94m merger of Bauernfeind's Corrugated Paper and Packaging business.
- Press Release dated 11 December 2003 – Mondi initiates first major bee transaction in South African paper and packaging sector.
- Press Release dated 17 December 2003 – Anglo American acquires Mexican sack producer from Copamex Group
- Press Release dated 14 January 2004 - announcement for preliminary results dated 31 December 2004.
- Press Release dated 27 January 2004 - Anglo American disposes of its remaining stake in FirstRand.
- Notification of interests of directors and connected persons dated 07 January 2004.

Cont/d...

- Notification of Directors' Interests dated 06 January 2004; 08 January 2004 (correction to notification issued on 06 January 2004).
- Notification of Directors' Interests - SIP - concerning interests in ordinary shares dated 5 December and 09 January 2004.
- Notification of listings dated 7 January 2004, 13 January 2004.

Yours faithfully
For and on behalf of Anglo American plc

Linda Norris
Company Secretarial Assistant
Enc - 5 copies

Anglo American plc
(Incorporated in the United Kingdom)
Registration number: 3564138
Share code: AGL
ISIN: GB0004901517
("Anglo American")

Purchase of shares in Kumba Resources Limited

Disclosure under Rule 7.1 of the Securities Regulation Code on Takeovers and Mergers and the Rules of the Securities Regulation Panel

Date of dealing	:	2 December 2003
Class of securities	:	Ordinary
Number purchased	:	578 462.00
Price per share	:	3672.30 cents
Resultant shareholding	:	35.646%

Johannesburg
3 December 2003

Released by:
Deutsche Securities (SA) (Proprietary) Limited

Sponsor:
Cazenove South Africa (Pty) Limited

Anglo American plc
(Incorporated in the United Kingdom)
Registration number: 3564138
Share code: AGL
ISIN: GB0004901517
("Anglo American")

Purchase of shares in Kumba Resources Limited

Disclosure under Rule 7.1 of the Securities Regulation Code on Takeovers and Mergers and the Rules of the Securities Regulation Panel

Date of dealing	:	2 December 2003
Class of securities	:	Ordinary
Number purchased	:	578 462.00
Price per share	:	3672.30 cents
Resultant shareholding	:	35.646%

Johannesburg
3 December 2003

Released by:
Deutsche Securities (SA) (Proprietary) Limited

Sponsor:
Cazenove South Africa (Pty) Limited

Anglo American plc
(Incorporated in the United Kingdom)
Registration number: 3564138
Share code: AGL
ISIN: GB0004901517
("Anglo American")

Purchase of shares in Kumba Resources Limited

Disclosure under Rule 7.1 of the Securities Regulation Code on Takeovers and Mergers and the Rules of the Securities Regulation Panel

Date of dealing	:	2 December 2003
Class of securities	:	Ordinary
Number purchased	:	578 462.00
Price per share	:	3672.30 cents
Resultant shareholding	:	35.646%

Johannesburg
3 December 2003

Released by:
Deutsche Securities (SA) (Proprietary) Limited

Sponsor:
Cazenove South Africa (Pty) Limited

Anglo American plc
(Incorporated in the United Kingdom)
Registration number: 3564138
Share code: AGL
ISIN: GB0004901517
("Anglo American")

Purchase of shares in Kumba Resources Limited

Disclosure under Rule 7.1 of the Securities Regulation Code on Takeovers and Mergers and the Rules of the Securities Regulation Panel

Date of dealing	:	2 December 2003
Class of securities	:	Ordinary
Number purchased	:	578 462.00
Price per share	:	3672.30 cents
Resultant shareholding	:	35.646%

Johannesburg
3 December 2003

Released by:
Deutsche Securities (SA) (Proprietary) Limited

Sponsor:
Cazenove South Africa (Pty) Limited

Anglo American plc
(Incorporated in the United Kingdom)
Registration number: 3564138
Share code: AGL
ISIN: GB0004901517
("Anglo American")

Purchase of shares in Kumba Resources Limited

Disclosure under Rule 7.1 of the Securities Regulation Code on Takeovers and Mergers and the Rules of the Securities Regulation Panel

Date of dealing	:	2 December 2003
Class of securities	:	Ordinary
Number purchased	:	578 462.00
Price per share	:	3672.30 cents
Resultant shareholding	:	35.646%

Johannesburg
3 December 2003

Released by:
Deutsche Securities (SA) (Proprietary) Limited

Sponsor:
Cazenove South Africa (Pty) Limited

Anglo American plc
(Incorporated in the United Kingdom)
Registration number: 3564138
Share code: AGL
ISIN: GB0004901517
("Anglo American")

Purchase of shares in Kumba Resources Limited

Disclosure under Rule 7.1 of the Securities Regulation Code on Takeovers and Mergers and the Rules of the Securities Regulation Panel

Date of dealing	:	2 December 2003
Class of securities	:	Ordinary
Number purchased	:	578 462.00
Price per share	:	3672.30 cents
Resultant shareholding	:	35.646%

Johannesburg
3 December 2003

Released by:
Deutsche Securities (SA) (Proprietary) Limited

Sponsor:
Cazenove South Africa (Pty) Limited

Not for release, publication or distribution in or into the United States or Canada

ANGLO AMERICAN

Anglo American plc
(Incorporated in the United Kingdom)
(Registration number: 3564138)
Share code AGL ISIN code GB0004901517
("Anglo American")

RESULTS OF THE MANDATORY CASH OFFER TO SHAREHOLDERS OF KUMBA RESOURCES LIMITED ("KUMBA")

1. RESULTS OF THE OFFER

Anglo American announces that at 12:00 noon on Friday, 5 December 2003, the closing time and date of the offer, acceptances in terms of the offer had been received from Kumba shareholders holding in aggregate 95 235 911 Kumba shares, resulting in Anglo American, together with its wholly-owned subsidiary Anglo South Africa Capital (Proprietary) Limited ("ASAC"), increasing its total shareholding in Kumba to 201 092 500 shares, equivalent to 66.62% of the issued share capital of Kumba.

2. INTENTIONS REGARDING KUMBA AND PROSPECTS

Anglo American, as Kumba's anchor shareholder, is now in a position to work together with Kumba to utilise the opportunity presented by strong growth in global demand for iron ore to facilitate a multi-billion Rand expansion of Kumba's iron ore assets and supporting infrastructure, with a view to creating a world class iron ore operation with economic scale to compete internationally. Anglo American will work together with all stakeholders to help unlock the significant efficiencies between the Northern Cape iron ore mines, Orex (owner of the Sishen Saldanha railway line) and the Saldanha iron ore port.

3. LEVEL OF ACCEPTANCES

Anglo American will be engaging the South African Government and other stakeholders including black economic empowerment interests in discussions regarding the level of Anglo American's shareholding in Kumba. A further announcement will be made in due course.

4. BOARD OF DIRECTORS

Anglo American will seek the appointment of additional directors to the board of Kumba.

Johannesburg
8 December 2003

Financial adviser to Anglo American and ASAC

Deutsche Securities
Member of the Deutsche Bank Group
Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)

Sponsor to Anglo American

CAZENOVE

Attorneys to Anglo American and ASAC

WWB
WEBBER WENTZEL BOWENS

Reporting accountants

Deloitte & Touche

Not for release, publication or distribution in or into the United States or Canada

Anglo American plc
(Incorporated in the United Kingdom)
(Registration number: 3564138)
Share code AGL ISIN code GB0004901517
("Anglo American")

RESULTS OF THE MANDATORY CASH OFFER TO SHAREHOLDERS OF KUMBA RESOURCES LIMITED ("KUMBA")

1. RESULTS OF THE OFFER

Anglo American announces that at 12:00 noon on Friday, 5 December 2003, the closing time and date of the offer, acceptances in terms of the offer had been received from Kumba shareholders holding in aggregate 95 235 911 Kumba shares, resulting in Anglo American, together with its wholly-owned subsidiary Anglo South Africa Capital (Proprietary) Limited ("ASAC"), increasing its total shareholding in Kumba to 201 092 500 shares, equivalent to 66.62% of the issued share capital of Kumba.

2. INTENTIONS REGARDING KUMBA AND PROSPECTS

Anglo American, as Kumba's anchor shareholder, is now in a position to work together with Kumba to utilise the opportunity presented by strong growth in global demand for iron ore to facilitate a multi-billion Rand expansion of Kumba's iron ore assets and supporting infrastructure, with a view to creating a world class iron ore operation with economic scale to compete internationally. Anglo American will work together with all stakeholders to help unlock the significant efficiencies between the Northern Cape iron ore mines, Orex (owner of the Sishen Saldanha railway line) and the Saldanha iron ore port.

3. LEVEL OF ACCEPTANCES

Anglo American will be engaging the South African Government and other stakeholders including black economic empowerment interests in discussions regarding the level of Anglo American's shareholding in Kumba. A further announcement will be made in due course.

4. BOARD OF DIRECTORS

Anglo American will seek the appointment of additional directors to the board of Kumba.

Johannesburg
8 December 2003

Financial adviser to Anglo American and ASAC

Deutsche Securities

Member of the Deutsche Bank Group

Deutsche Securities (SA) (Proprietary) Limited

(Registration number 1995/011798/07)

Sponsor to Anglo American

CAZENOVE

Attorneys to Anglo American and ASAC

WWB

WEBBER WENTZEL BOWENS

Reporting accountants

Deloitte & Touche

Not for release, publication or distribution in or into the United States or Canada

ANGLO AMERICAN

Anglo American plc
(Incorporated in the United Kingdom)
(Registration number: 3564138)
Share code AGL ISIN code GB0004901517
("Anglo American")

RESULTS OF THE MANDATORY CASH OFFER TO SHAREHOLDERS OF KUMBA RESOURCES LIMITED ("KUMBA")

1. RESULTS OF THE OFFER

Anglo American announces that at 12:00 noon on Friday, 5 December 2003, the closing time and date of the offer, acceptances in terms of the offer had been received from Kumba shareholders holding in aggregate 95 235 911 Kumba shares, resulting in Anglo American, together with its wholly-owned subsidiary Anglo South Africa Capital (Proprietary) Limited ("ASAC"), increasing its total shareholding in Kumba to 201 092 500 shares, equivalent to 66.62% of the issued share capital of Kumba.

2. INTENTIONS REGARDING KUMBA AND PROSPECTS

Anglo American, as Kumba's anchor shareholder, is now in a position to work together with Kumba to utilise the opportunity presented by strong growth in global demand for iron ore to facilitate a multi-billion Rand expansion of Kumba's iron ore assets and supporting infrastructure, with a view to creating a world class iron ore operation with economic scale to compete internationally. Anglo American will work together with all stakeholders to help unlock the significant efficiencies between the Northern Cape iron ore mines, Orex (owner of the Sishen Saldanha railway line) and the Saldanha iron ore port.

3. LEVEL OF ACCEPTANCES

Anglo American will be engaging the South African Government and other stakeholders including black economic empowerment interests in discussions regarding the level of Anglo American's shareholding in Kumba. A further announcement will be made in due course.

4. BOARD OF DIRECTORS

Anglo American will seek the appointment of additional directors to the board of Kumba.

Johannesburg
8 December 2003

Financial adviser to Anglo American and ASAC

Deutsche Securities

Member of the Deutsche Bank Group

Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)

Sponsor to Anglo American

CAZENOVE

Attorneys to Anglo American and ASAC

WWB

WEBBER WENTZEL BOWENS

Reporting accountants

Deloitte & Touche

Not for release, publication or distribution in or into the United States or Canada

ANGLO AMERICAN

Anglo American plc
(Incorporated in the United Kingdom)
(Registration number: 3564138)
Share code AGL ISIN code GB0004901517
("Anglo American")

RESULTS OF THE MANDATORY CASH OFFER TO SHAREHOLDERS OF KUMBA RESOURCES LIMITED ("KUMBA")

1. RESULTS OF THE OFFER

Anglo American announces that at 12:00 noon on Friday, 5 December 2003, the closing time and date of the offer, acceptances in terms of the offer had been received from Kumba shareholders holding in aggregate 95 235 911 Kumba shares, resulting in Anglo American, together with its wholly-owned subsidiary Anglo South Africa Capital (Proprietary) Limited ("ASAC"), increasing its total shareholding in Kumba to 201 092 500 shares, equivalent to 66.62% of the issued share capital of Kumba.

2. INTENTIONS REGARDING KUMBA AND PROSPECTS

Anglo American, as Kumba's anchor shareholder, is now in a position to work together with Kumba to utilise the opportunity presented by strong growth in global demand for iron ore to facilitate a multi-billion Rand expansion of Kumba's iron ore assets and supporting infrastructure, with a view to creating a world class iron ore operation with economic scale to compete internationally. Anglo American will work together with all stakeholders to help unlock the significant efficiencies between the Northern Cape iron ore mines, Orex (owner of the Sishen Saldanha railway line) and the Saldanha iron ore port.

3. LEVEL OF ACCEPTANCES

Anglo American will be engaging the South African Government and other stakeholders including black economic empowerment interests in discussions regarding the level of Anglo American's shareholding in Kumba. A further announcement will be made in due course.

4. BOARD OF DIRECTORS

Anglo American will seek the appointment of additional directors to the board of Kumba.

Johannesburg
8 December 2003

Financial adviser to Anglo American and ASAC

Deutsche Securities
Member of the Deutsche Bank Group
Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)

Sponsor to Anglo American

CAZENOVE

Attorneys to Anglo American and ASAC

WWB
WEBBER WENTZEL BOWENS

Reporting accountants

Deloitte & Touche

Not for release, publication or distribution in or into the United States or Canada

ANGLO AMERICAN

Anglo American plc
(Incorporated in the United Kingdom)
(Registration number: 3564138)
Share code AGL ISIN code GB0004901517
("Anglo American")

RESULTS OF THE MANDATORY CASH OFFER TO SHAREHOLDERS OF KUMBA RESOURCES LIMITED ("KUMBA")

1. RESULTS OF THE OFFER

Anglo American announces that at 12:00 noon on Friday, 5 December 2003, the closing time and date of the offer, acceptances in terms of the offer had been received from Kumba shareholders holding in aggregate 95 235 911 Kumba shares, resulting in Anglo American, together with its wholly-owned subsidiary Anglo South Africa Capital (Proprietary) Limited ("ASAC"), increasing its total shareholding in Kumba to 201 092 500 shares, equivalent to 66.62% of the issued share capital of Kumba.

2. INTENTIONS REGARDING KUMBA AND PROSPECTS

Anglo American, as Kumba's anchor shareholder, is now in a position to work together with Kumba to utilise the opportunity presented by strong growth in global demand for iron ore to facilitate a multi-billion Rand expansion of Kumba's iron ore assets and supporting infrastructure, with a view to creating a world class iron ore operation with economic scale to compete internationally. Anglo American will work together with all stakeholders to help unlock the significant efficiencies between the Northern Cape iron ore mines, Orex (owner of the Sishen Saldanha railway line) and the Saldanha iron ore port.

3. LEVEL OF ACCEPTANCES

Anglo American will be engaging the South African Government and other stakeholders including black economic empowerment interests in discussions regarding the level of Anglo American's shareholding in Kumba. A further announcement will be made in due course.

4. BOARD OF DIRECTORS

Anglo American will seek the appointment of additional directors to the board of Kumba.

Johannesburg
8 December 2003

Financial adviser to Anglo American and ASAC

Deutsche Securities

Member of the Deutsche Bank Group

Deutsche Securities (SA) (Proprietary) Limited
(Registration number 1995/011798/07)

Sponsor to Anglo American

CAZENOVE

Attorneys to Anglo American and ASAC

WWB
WEBBER WENTZEL BOWENS

Reporting accountants

Deloitte & Touche

ANGLO AMERICAN

News Release

10 December 2003

Anglo American plc names new non-executive director

Anglo American plc ("Anglo American") announces that Dr Maria Silvia Bastos Marques has joined its Board with immediate effect.

Ms Marques (46) has been a partner of a corporate finance consultancy (MS & CR2 Finanças Corporativas Ltda.) since 2002. Prior to that she was both President of the Brazilian Steel Institute, from 2001 to 2002, and Chief Executive of Companhia Siderurgica Nacional (CSN), Latin America's largest integrated steel company, from 1999 to 2002 (Head of Corporate Centre from 1996 to 1999). During her tenure at CSN, the former state owned business was transformed into a profitable and growing company. She has held non-executive directorships in Petroleo Brasileiro SA (Petrobrás), Companhia Vale do Rio Doce (CVRD) and Companhia Souza Cruz SA. She also chaired Galvasud, a joint venture between CSN and Thyssen-Krupp Stahl. From 1993 to 1996, she was the Secretary of Finance for the municipality of Rio de Janeiro where over that period she succeeded in balancing the city's budget and increasing reserves from US$5 million to US$1.2 billion.

Ms Marques, a Brazilian national, holds a BA in Public Administration from the Brazilian School of Public Administration, a Masters degree and a PhD in Economics from the Graduate School of Economics, Getulio Vargas Foundation in Rio de Janeiro.

Commenting on the appointment, Sir Mark Moody-Stuart, Chairman of Anglo American, said: "We are delighted to welcome Maria Silvia to the Board and are confident that she will bring fresh insight to the Board with her commercial skills, experience in related businesses and extensive knowledge of Latin America."

For further information:

Anglo American - London

Investor Relations	Media Relations
Nick von Schirnding	Kate Aindow
Tel: +44 207 698 8540	Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

10 December 2003

Anglo American plc names new non-executive director

Anglo American plc ("Anglo American") announces that Dr Maria Silvia Bastos Marques has joined its Board with immediate effect.

Ms Marques (46) has been a partner of a corporate finance consultancy (MS & CR2 Finanças Corporativas Ltda.) since 2002. Prior to that she was both President of the Brazilian Steel Institute, from 2001 to 2002, and Chief Executive of Companhia Siderurgica Nacional (CSN), Latin America's largest integrated steel company, from 1999 to 2002 (Head of Corporate Centre from 1996 to 1999). During her tenure at CSN, the former state owned business was transformed into a profitable and growing company. She has held non-executive directorships in Petroleo Brasileiro SA (Petrobrás), Companhia Vale do Rio Doce (CVRD) and Companhia Souza Cruz SA. She also chaired Galvasud, a joint venture between CSN and Thyssen-Krupp Stahl. From 1993 to 1996, she was the Secretary of Finance for the municipality of Rio de Janeiro where over that period she succeeded in balancing the city's budget and increasing reserves from US$5 million to US$1.2 billion.

Ms Marques, a Brazilian national, holds a BA in Public Administration from the Brazilian School of Public Administration, a Masters degree and a PhD in Economics from the Graduate School of Economics, Getulio Vargas Foundation in Rio de Janeiro.

Commenting on the appointment, Sir Mark Moody-Stuart, Chairman of Anglo American, said: "We are delighted to welcome Maria Silvia to the Board and are confident that she will bring fresh insight to the Board with her commercial skills, experience in related businesses and extensive knowledge of Latin America."

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

10 December 2003

Anglo American plc names new non-executive director

Anglo American plc ("Anglo American") announces that Dr Maria Silvia Bastos Marques has joined its Board with immediate effect.

Ms Marques (46) has been a partner of a corporate finance consultancy (MS & CR2 Finanças Corporativas Ltda.) since 2002. Prior to that she was both President of the Brazilian Steel Institute, from 2001 to 2002, and Chief Executive of Companhia Siderurgica Nacional (CSN), Latin America's largest integrated steel company, from 1999 to 2002 (Head of Corporate Centre from 1996 to 1999). During her tenure at CSN, the former state owned business was transformed into a profitable and growing company. She has held non-executive directorships in Petroleo Brasileiro SA (Petrobrás), Companhia Vale do Rio Doce (CVRD) and Companhia Souza Cruz SA. She also chaired Galvasud, a joint venture between CSN and Thyssen-Krupp Stahl. From 1993 to 1996, she was the Secretary of Finance for the municipality of Rio de Janeiro where over that period she succeeded in balancing the city's budget and increasing reserves from US$5 million to US$1.2 billion.

Ms Marques, a Brazilian national, holds a BA in Public Administration from the Brazilian School of Public Administration, a Masters degree and a PhD in Economics from the Graduate School of Economics, Getulio Vargas Foundation in Rio de Janeiro.

Commenting on the appointment, Sir Mark Moody-Stuart, Chairman of Anglo American, said: "We are delighted to welcome Maria Silvia to the Board and are confident that she will bring fresh insight to the Board with her commercial skills, experience in related businesses and extensive knowledge of Latin America."

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

10 December 2003

Anglo American plc names new non-executive director

Anglo American plc ("Anglo American") announces that Dr Maria Silvia Bastos Marques has joined its Board with immediate effect.

Ms Marques (46) has been a partner of a corporate finance consultancy (MS & CR2 Finanças Corporativas Ltda.) since 2002. Prior to that she was both President of the Brazilian Steel Institute, from 2001 to 2002, and Chief Executive of Companhia Siderurgica Nacional (CSN), Latin America's largest integrated steel company, from 1999 to 2002 (Head of Corporate Centre from 1996 to 1999). During her tenure at CSN, the former state owned business was transformed into a profitable and growing company. She has held non-executive directorships in Petroleo Brasileiro SA (Petrobrás), Companhia Vale do Rio Doce (CVRD) and Companhia Souza Cruz SA. She also chaired Galvasud, a joint venture between CSN and Thyssen-Krupp Stahl. From 1993 to 1996, she was the Secretary of Finance for the municipality of Rio de Janeiro where over that period she succeeded in balancing the city's budget and increasing reserves from US$5 million to US$1.2 billion.

Ms Marques, a Brazilian national, holds a BA in Public Administration from the Brazilian School of Public Administration, a Masters degree and a PhD in Economics from the Graduate School of Economics, Getulio Vargas Foundation in Rio de Janeiro.

Commenting on the appointment, Sir Mark Moody-Stuart, Chairman of Anglo American, said: "We are delighted to welcome Maria Silvia to the Board and are confident that she will bring fresh insight to the Board with her commercial skills, experience in related businesses and extensive knowledge of Latin America."

For further information:

Anglo American - London
Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

10 December 2003

Anglo American plc names new non-executive director

Anglo American plc ("Anglo American") announces that Dr Maria Silvia Bastos Marques has joined its Board with immediate effect.

Ms Marques (46) has been a partner of a corporate finance consultancy (MS & CR2 Finanças Corporativas Ltda.) since 2002. Prior to that she was both President of the Brazilian Steel Institute, from 2001 to 2002, and Chief Executive of Companhia Siderurgica Nacional (CSN), Latin America's largest integrated steel company, from 1999 to 2002 (Head of Corporate Centre from 1996 to 1999). During her tenure at CSN, the former state owned business was transformed into a profitable and growing company. She has held non-executive directorships in Petroleo Brasileiro SA (Petrobrás), Companhia Vale do Rio Doce (CVRD) and Companhia Souza Cruz SA. She also chaired Galvasud, a joint venture between CSN and Thyssen-Krupp Stahl. From 1993 to 1996, she was the Secretary of Finance for the municipality of Rio de Janeiro where over that period she succeeded in balancing the city's budget and increasing reserves from US$5 million to US$1.2 billion.

Ms Marques, a Brazilian national, holds a BA in Public Administration from the Brazilian School of Public Administration, a Masters degree and a PhD in Economics from the Graduate School of Economics, Getulio Vargas Foundation in Rio de Janeiro.

Commenting on the appointment, Sir Mark Moody-Stuart, Chairman of Anglo American, said: "We are delighted to welcome Maria Silvia to the Board and are confident that she will bring fresh insight to the Board with her commercial skills, experience in related businesses and extensive knowledge of Latin America."

For further information:

Anglo American - London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Anglo American - Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and forest products. The group is geographically diverse, with operations in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk)

ANGLO AMERICAN

News Release

10 December 2003

Anglo American announces €94m merger of Bauernfeind's Corrugated Paper and Packaging business

Anglo American plc ("Anglo American") announces it has entered into an agreement for the merger of Bauernfeind's Corrugated Paper and Packaging business ("Bauernfeind") with Anglo American's corrugated packaging business, Mondi Packaging. The Bauernfeind Trust will receive approximately 5.3 million Anglo American shares in exchange for Bauernfeind, valuing its equity contribution at €94 million. Net debt in Bauernfeind on closing is estimated to be at around €250 million, giving an implied enterprise value of €344 million. Anglo American will own 100% of the enlarged Mondi Packaging. This transaction is subject to the relevant regulatory approvals.

Bauernfeind comprises a combination of corrugated paper and converting assets in Germany, Belgium, Austria, Poland, Italy, Switzerland and China. A total of five paper mills produce around 580,000 tonnes per annum of mainly waste based corrugated case materials ("CCM") on seven paper machines. The converting business consists of 10 plants with a corrugating capacity of 1,200 mm^2 currently producing around 700 mm^2 per annum.

Mondi Packaging is an integrated producer of corrugated paper, corrugated board and corrugated boxes and currently produces around 735,000 tonnes per annum of corrugated paper and 1,400 mm^2 of converted corrugated packaging. The transaction will result in the combined group becoming the 4th largest European corrugated producer.

David Hathorn, CEO of the Mondi group, said, "This transaction builds on our existing position in corrugated packaging and is a complementary fit with Mondi Packaging's existing business, providing a broader coverage of key European markets. The transaction is in line with Mondi Packaging's stated strategy of acquisition led growth in order to establish critical mass in corrugated packaging."

Background Note for Editors

Mondi Europe forms part of Anglo Paper and Packaging, a division of **Anglo American plc.** Anglo Paper and Packaging contributed 21% to Anglo American's headline earnings for the six-month period to 30 June 2003, making it the second largest contributor to the Anglo group. Headline earnings rose by 16% from $153 million to $178 million. Anglo Paper and Packaging's operating profit was $357 million, 23% higher than for the first six months of 2002, with Mondi South Africa contributing $97 million and Mondi Europe $260 million.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America and Australia.
(*www.angloamerican.co.uk*).

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American – Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

10 December 2003

Anglo American announces €94m merger of Bauernfeind's Corrugated Paper and Packaging business

Anglo American plc ("Anglo American") announces it has entered into an agreement for the merger of Bauernfeind's Corrugated Paper and Packaging business ("Bauernfeind") with Anglo American's corrugated packaging business, Mondi Packaging. The Bauernfeind Trust will receive approximately 5.3 million Anglo American shares in exchange for Bauernfeind, valuing its equity contribution at €94 million. Net debt in Bauernfeind on closing is estimated to be at around €250 million, giving an implied enterprise value of €344 million. Anglo American will own 100% of the enlarged Mondi Packaging. This transaction is subject to the relevant regulatory approvals.

Bauernfeind comprises a combination of corrugated paper and converting assets in Germany, Belgium, Austria, Poland, Italy, Switzerland and China. A total of five paper mills produce around 580,000 tonnes per annum of mainly waste based corrugated case materials ("CCM") on seven paper machines. The converting business consists of 10 plants with a corrugating capacity of 1,200 mm^2 currently producing around 700 mm^2 per annum.

Mondi Packaging is an integrated producer of corrugated paper, corrugated board and corrugated boxes and currently produces around 735,000 tonnes per annum of corrugated paper and 1,400 mm^2 of converted corrugated packaging. The transaction will result in the combined group becoming the 4th largest European corrugated producer.

David Hathorn, CEO of the Mondi group, said, "This transaction builds on our existing position in corrugated packaging and is a complementary fit with Mondi Packaging's existing business, providing a broader coverage of key European markets. The transaction is in line with Mondi Packaging's stated strategy of acquisition led growth in order to establish critical mass in corrugated packaging."

Background Note for Editors

Mondi Europe forms part of Anglo Paper and Packaging, a division of **Anglo American plc.** Anglo Paper and Packaging contributed 21% to Anglo American's headline earnings for the six-month period to 30 June 2003, making it the second largest contributor to the Anglo group. Headline earnings rose by 16% from $153 million to $178 million. Anglo Paper and Packaging's operating profit was $357 million, 23% higher than for the first six months of 2002, with Mondi South Africa contributing $97 million and Mondi Europe $260 million.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American – Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

10 December 2003

Anglo American announces €94m merger of Bauernfeind's Corrugated Paper and Packaging business

Anglo American plc ("Anglo American") announces it has entered into an agreement for the merger of Bauernfeind's Corrugated Paper and Packaging business ("Bauernfeind") with Anglo American's corrugated packaging business, Mondi Packaging. The Bauernfeind Trust will receive approximately 5.3 million Anglo American shares in exchange for Bauernfeind, valuing its equity contribution at €94 million. Net debt in Bauernfeind on closing is estimated to be at around €250 million, giving an implied enterprise value of €344 million. Anglo American will own 100% of the enlarged Mondi Packaging. This transaction is subject to the relevant regulatory approvals.

Bauernfeind comprises a combination of corrugated paper and converting assets in Germany, Belgium, Austria, Poland, Italy, Switzerland and China. A total of five paper mills produce around 580,000 tonnes per annum of mainly waste based corrugated case materials ("CCM") on seven paper machines. The converting business consists of 10 plants with a corrugating capacity of 1,200 mm^2 currently producing around 700 mm^2 per annum.

Mondi Packaging is an integrated producer of corrugated paper, corrugated board and corrugated boxes and currently produces around 735,000 tonnes per annum of corrugated paper and 1,400 mm^2 of converted corrugated packaging. The transaction will result in the combined group becoming the 4th largest European corrugated producer.

David Hathorn, CEO of the Mondi group, said, "This transaction builds on our existing position in corrugated packaging and is a complementary fit with Mondi Packaging's existing business, providing a broader coverage of key European markets. The transaction is in line with Mondi Packaging's stated strategy of acquisition led growth in order to establish critical mass in corrugated packaging."

Background Note for Editors

Mondi Europe forms part of Anglo Paper and Packaging, a division of **Anglo American plc.** Anglo Paper and Packaging contributed 21% to Anglo American's headline earnings for the six-month period to 30 June 2003, making it the second largest contributor to the Anglo group. Headline earnings rose by 16% from $153 million to $178 million. Anglo Paper and Packaging's operating profit was $357 million, 23% higher than for the first six months of 2002, with Mondi South Africa contributing $97 million and Mondi Europe $260 million.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America and Australia.
(www.angloamerican.co.uk).

For further information:

<u>Anglo American – London</u>

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

<u>Anglo American – Johannesburg</u>

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

10 December 2003

Anglo American announces €94m merger of Bauernfeind's Corrugated Paper and Packaging business

Anglo American plc ("Anglo American") announces it has entered into an agreement for the merger of Bauernfeind's Corrugated Paper and Packaging business ("Bauernfeind") with Anglo American's corrugated packaging business, Mondi Packaging. The Bauernfeind Trust will receive approximately 5.3 million Anglo American shares in exchange for Bauernfeind, valuing its equity contribution at €94 million. Net debt in Bauernfeind on closing is estimated to be at around €250 million, giving an implied enterprise value of €344 million. Anglo American will own 100% of the enlarged Mondi Packaging. This transaction is subject to the relevant regulatory approvals.

Bauernfeind comprises a combination of corrugated paper and converting assets in Germany, Belgium, Austria, Poland, Italy, Switzerland and China. A total of five paper mills produce around 580,000 tonnes per annum of mainly waste based corrugated case materials ("CCM") on seven paper machines. The converting business consists of 10 plants with a corrugating capacity of 1,200 mm^2 currently producing around 700 mm^2 per annum.

Mondi Packaging is an integrated producer of corrugated paper, corrugated board and corrugated boxes and currently produces around 735,000 tonnes per annum of corrugated paper and 1,400 mm^2 of converted corrugated packaging. The transaction will result in the combined group becoming the 4th largest European corrugated producer.

David Hathorn, CEO of the Mondi group, said, "This transaction builds on our existing position in corrugated packaging and is a complementary fit with Mondi Packaging's existing business, providing a broader coverage of key European markets. The transaction is in line with Mondi Packaging's stated strategy of acquisition led growth in order to establish critical mass in corrugated packaging."

Background Note for Editors

Mondi Europe forms part of Anglo Paper and Packaging, a division of **Anglo American plc.** Anglo Paper and Packaging contributed 21% to Anglo American's headline earnings for the six-month period to 30 June 2003, making it the second largest contributor to the Anglo group. Headline earnings rose by 16% from $153 million to $178 million. Anglo Paper and Packaging's operating profit was $357 million, 23% higher than for the first six months of 2002, with Mondi South Africa contributing $97 million and Mondi Europe $260 million.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American – Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

10 December 2003

Anglo American announces €94m merger of Bauernfeind's Corrugated Paper and Packaging business

Anglo American plc ("Anglo American") announces it has entered into an agreement for the merger of Bauernfeind's Corrugated Paper and Packaging business ("Bauernfeind") with Anglo American's corrugated packaging business, Mondi Packaging. The Bauernfeind Trust will receive approximately 5.3 million Anglo American shares in exchange for Bauernfeind, valuing its equity contribution at €94 million. Net debt in Bauernfeind on closing is estimated to be at around €250 million, giving an implied enterprise value of €344 million. Anglo American will own 100% of the enlarged Mondi Packaging. This transaction is subject to the relevant regulatory approvals.

Bauernfeind comprises a combination of corrugated paper and converting assets in Germany, Belgium, Austria, Poland, Italy, Switzerland and China. A total of five paper mills produce around 580,000 tonnes per annum of mainly waste based corrugated case materials ("CCM") on seven paper machines. The converting business consists of 10 plants with a corrugating capacity of 1,200 mm^2 currently producing around 700 mm^2 per annum.

Mondi Packaging is an integrated producer of corrugated paper, corrugated board and corrugated boxes and currently produces around 735,000 tonnes per annum of corrugated paper and 1,400 mm^2 of converted corrugated packaging. The transaction will result in the combined group becoming the 4th largest European corrugated producer.

David Hathorn, CEO of the Mondi group, said, "This transaction builds on our existing position in corrugated packaging and is a complementary fit with Mondi Packaging's existing business, providing a broader coverage of key European markets. The transaction is in line with Mondi Packaging's stated strategy of acquisition led growth in order to establish critical mass in corrugated packaging."

Background Note for Editors

Mondi Europe forms part of Anglo Paper and Packaging, a division of **Anglo American plc.** Anglo Paper and Packaging contributed 21% to Anglo American's headline earnings for the six-month period to 30 June 2003, making it the second largest contributor to the Anglo group. Headline earnings rose by 16% from $153 million to $178 million. Anglo Paper and Packaging's operating profit was $357 million, 23% higher than for the first six months of 2002, with Mondi South Africa contributing $97 million and Mondi Europe $260 million.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America and Australia. (www.angloamerican.co.uk).

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American – Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

ANGLO AMERICAN

News Release

11 December 2003

MONDI INITIATES FIRST MAJOR BEE TRANSACTION IN SOUTH AFRICAN PAPER AND PACKAGING SECTOR

Anglo American plc's wholly owned South African subsidiary, Mondi South Africa ("Mondi"), and MCI Resources ("MCI"), which is led by Cyril Ramaphosa and James Motlatsi, today announced that they have agreed in principle to the creation of a new black empowerment partnership in Mondi's newsprint business ("MNB") based in KwaZulu-Natal, South Africa. The transaction, which is likely to be completed in the first quarter of next year, values MNB at R1,1 billion.

MNB is a significant southern hemisphere producer of newsprint, manufacturing some 220,000 metric tons per year of this paper grade at Mondi's Merebank mill close to Durban and employs 322 people. It has achieved a well-established domestic newsprint market share of some 60%. MNB will include the relevant waste paper preparation, mechanical pulp and newsprint production equipment at the Merebank mill, as well as significant plantations in KwaZulu-Natal which supply timber to the mill as raw material.

In terms of the agreement, MCI will acquire a 42% interest in MNB and a further 8% in MNB will be set aside for further broad-based empowerment. It is the intention that structures be established to facilitate ownership of this 8% by Mondi South Africa employees and relevant neighbouring communities. The transaction will be funded through a combination of equity to be provided by Mondi and MCI, bank financing in the form of senior debt, and mezzanine debt to be provided by Mondi. Implementation of the transaction is subject to the finalisation of various agreements and the necessary board and regulatory approvals. MCI is committed to be a long term investor in MNB, taking an active role in the management of the business alongside Mondi as its partner.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Andrew Thompson, Chairman and CEO of Mondi South Africa, commented: "I am delighted to have a partner of the stature of MCI in our newsprint business, with its important BEE shareholders Cyril Ramaphosa and James Motlatsi. MCI has skills which will enable it to co-ordinate and oversee the development of MNB's socio-economic upliftment and empowerment initiatives and to strengthen MNB's strategic and business development initiatives. I look forward to a long and fruitful partnership with them. "

Cyril Ramaphosa, Chairman of MCI said: "We are delighted to be joining forces with Anglo American and Mondi in our first investment in the paper and packaging industry. We look forward to becoming involved in the management of MNB together with Andrew Thompson and his high calibre team and to growing the business together."

Merrill Lynch is acting as the financial advisor to MCI Resources.

For further information:

Mondi South Africa
Anne Dunn
+27 11 638 4730
Marion Dixon
+27 11 638 3001

MCI Resources
Rowan Smith
011 305 8906

Background Information

Mondi South Africa

Mondi South Africa holds the Anglo American plc's group's paper and packaging interests in southern Africa. These include significant sustainable plantation forests, waste paper collection and recycling, integrated pulp, paper and packaging production as well as distribution.

MCI Resources

MCI Resources is a subsidiary of Millennium Consolidated Investments – a black economic empowerment investment company primarily focussed in the resources, financial and property sectors. MCI Resources' current interests include investments in the coal and gold industries with the long term strategy to develop a diversified resources house with operational capabilities.

ANGLO AMERICAN

News Release

11 December 2003

MONDI INITIATES FIRST MAJOR BEE TRANSACTION IN SOUTH AFRICAN PAPER AND PACKAGING SECTOR

Anglo American plc's wholly owned South African subsidiary, Mondi South Africa ("Mondi"), and MCI Resources ("MCI"), which is led by Cyril Ramaphosa and James Motlatsi, today announced that they have agreed in principle to the creation of a new black empowerment partnership in Mondi's newsprint business ("MNB") based in KwaZulu-Natal, South Africa. The transaction, which is likely to be completed in the first quarter of next year, values MNB at R1,1 billion.

MNB is a significant southern hemisphere producer of newsprint, manufacturing some 220,000 metric tons per year of this paper grade at Mondi's Merebank mill close to Durban and employs 322 people. It has achieved a well-established domestic newsprint market share of some 60%. MNB will include the relevant waste paper preparation, mechanical pulp and newsprint production equipment at the Merebank mill, as well as significant plantations in KwaZulu-Natal which supply timber to the mill as raw material.

In terms of the agreement, MCI will acquire a 42% interest in MNB and a further 8% in MNB will be set aside for further broad-based empowerment. It is the intention that structures be established to facilitate ownership of this 8% by Mondi South Africa employees and relevant neighbouring communities. The transaction will be funded through a combination of equity to be provided by Mondi and MCI, bank financing in the form of senior debt, and mezzanine debt to be provided by Mondi. Implementation of the transaction is subject to the finalisation of various agreements and the necessary board and regulatory approvals. MCI is committed to be a long term investor in MNB, taking an active role in the management of the business alongside Mondi as its partner.

Andrew Thompson, Chairman and CEO of Mondi South Africa, commented: "I am delighted to have a partner of the stature of MCI in our newsprint business, with its important BEE shareholders Cyril Ramaphosa and James Motlatsi. MCI has skills which will enable it to co-ordinate and oversee the development of MNB's socio-economic upliftment and empowerment initiatives and to strengthen MNB's strategic and business development initiatives. I look forward to a long and fruitful partnership with them. "

Cyril Ramaphosa, Chairman of MCI said: "We are delighted to be joining forces with Anglo American and Mondi in our first investment in the paper and packaging industry. We look forward to becoming involved in the management of MNB together with Andrew Thompson and his high calibre team and to growing the business together."

Merrill Lynch is acting as the financial advisor to MCI Resources.

<u>**For further information:**</u>

Mondi South Africa
Anne Dunn
+27 11 638 4730
Marion Dixon
+27 11 638 3001

MCI Resources
Rowan Smith
011 305 8906

<u>**Background Information**</u>

<u>Mondi South Africa</u>

Mondi South Africa holds the Anglo American plc's group's paper and packaging interests in southern Africa. These include significant sustainable plantation forests, waste paper collection and recycling, integrated pulp, paper and packaging production as well as distribution.

<u>MCI Resources</u>

MCI Resources is a subsidiary of Millennium Consolidated Investments – a black economic empowerment investment company primarily focussed in the resources, financial and property sectors. MCI Resources' current interests include investments in the coal and gold industries with the long term strategy to develop a diversified resources house with operational capabilities.

ANGLO AMERICAN

News Release

11 December 2003

MONDI INITIATES FIRST MAJOR BEE TRANSACTION IN SOUTH AFRICAN PAPER AND PACKAGING SECTOR

Anglo American plc's wholly owned South African subsidiary, Mondi South Africa ("Mondi"), and MCI Resources ("MCI"), which is led by Cyril Ramaphosa and James Motlatsi, today announced that they have agreed in principle to the creation of a new black empowerment partnership in Mondi's newsprint business ("MNB") based in KwaZulu-Natal, South Africa. The transaction, which is likely to be completed in the first quarter of next year, values MNB at R1,1 billion.

MNB is a significant southern hemisphere producer of newsprint, manufacturing some 220,000 metric tons per year of this paper grade at Mondi's Merebank mill close to Durban and employs 322 people. It has achieved a well-established domestic newsprint market share of some 60%. MNB will include the relevant waste paper preparation, mechanical pulp and newsprint production equipment at the Merebank mill, as well as significant plantations in KwaZulu-Natal which supply timber to the mill as raw material.

In terms of the agreement, MCI will acquire a 42% interest in MNB and a further 8% in MNB will be set aside for further broad-based empowerment. It is the intention that structures be established to facilitate ownership of this 8% by Mondi South Africa employees and relevant neighbouring communities. The transaction will be funded through a combination of equity to be provided by Mondi and MCI, bank financing in the form of senior debt, and mezzanine debt to be provided by Mondi. Implementation of the transaction is subject to the finalisation of various agreements and the necessary board and regulatory approvals. MCI is committed to be a long term investor in MNB, taking an active role in the management of the business alongside Mondi as its partner.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Andrew Thompson, Chairman and CEO of Mondi South Africa, commented: "I am delighted to have a partner of the stature of MCI in our newsprint business, with its important BEE shareholders Cyril Ramaphosa and James Motlatsi. MCI has skills which will enable it to co-ordinate and oversee the development of MNB's socio-economic upliftment and empowerment initiatives and to strengthen MNB's strategic and business development initiatives. I look forward to a long and fruitful partnership with them. "

Cyril Ramaphosa, Chairman of MCI said: "We are delighted to be joining forces with Anglo American and Mondi in our first investment in the paper and packaging industry. We look forward to becoming involved in the management of MNB together with Andrew Thompson and his high calibre team and to growing the business together."

Merrill Lynch is acting as the financial advisor to MCI Resources.

For further information:

Mondi South Africa
Anne Dunn
+27 11 638 4730
Marion Dixon
+27 11 638 3001

MCI Resources
Rowan Smith
011 305 8906

Background Information

Mondi South Africa

Mondi South Africa holds the Anglo American plc's group's paper and packaging interests in southern Africa. These include significant sustainable plantation forests, waste paper collection and recycling, integrated pulp, paper and packaging production as well as distribution.

MCI Resources

MCI Resources is a subsidiary of Millennium Consolidated Investments – a black economic empowerment investment company primarily focussed in the resources, financial and property sectors. MCI Resources' current interests include investments in the coal and gold industries with the long term strategy to develop a diversified resources house with operational capabilities.

ANGLO AMERICAN

News Release

11 December 2003

MONDI INITIATES FIRST MAJOR BEE TRANSACTION IN SOUTH AFRICAN PAPER AND PACKAGING SECTOR

Anglo American plc's wholly owned South African subsidiary, Mondi South Africa ("Mondi"), and MCI Resources ("MCI"), which is led by Cyril Ramaphosa and James Motlatsi, today announced that they have agreed in principle to the creation of a new black empowerment partnership in Mondi's newsprint business ("MNB") based in KwaZulu-Natal, South Africa. The transaction, which is likely to be completed in the first quarter of next year, values MNB at R1,1 billion.

MNB is a significant southern hemisphere producer of newsprint, manufacturing some 220,000 metric tons per year of this paper grade at Mondi's Merebank mill close to Durban and employs 322 people. It has achieved a well-established domestic newsprint market share of some 60%. MNB will include the relevant waste paper preparation, mechanical pulp and newsprint production equipment at the Merebank mill, as well as significant plantations in KwaZulu-Natal which supply timber to the mill as raw material.

In terms of the agreement, MCI will acquire a 42% interest in MNB and a further 8% in MNB will be set aside for further broad-based empowerment. It is the intention that structures be established to facilitate ownership of this 8% by Mondi South Africa employees and relevant neighbouring communities. The transaction will be funded through a combination of equity to be provided by Mondi and MCI, bank financing in the form of senior debt, and mezzanine debt to be provided by Mondi. Implementation of the transaction is subject to the finalisation of various agreements and the necessary board and regulatory approvals. MCI is committed to be a long term investor in MNB, taking an active role in the management of the business alongside Mondi as its partner.

Andrew Thompson, Chairman and CEO of Mondi South Africa, commented: "I am delighted to have a partner of the stature of MCI in our newsprint business, with its important BEE shareholders Cyril Ramaphosa and James Motlatsi. MCI has skills which will enable it to co-ordinate and oversee the development of MNB's socio-economic upliftment and empowerment initiatives and to strengthen MNB's strategic and business development initiatives. I look forward to a long and fruitful partnership with them. "

Cyril Ramaphosa, Chairman of MCI said: "We are delighted to be joining forces with Anglo American and Mondi in our first investment in the paper and packaging industry. We look forward to becoming involved in the management of MNB together with Andrew Thompson and his high calibre team and to growing the business together."

Merrill Lynch is acting as the financial advisor to MCI Resources.

For further information:

Mondi South Africa
Anne Dunn
+27 11 638 4730
Marion Dixon
+27 11 638 3001

MCI Resources
Rowan Smith
011 305 8906

Background Information

Mondi South Africa

Mondi South Africa holds the Anglo American plc's group's paper and packaging interests in southern Africa. These include significant sustainable plantation forests, waste paper collection and recycling, integrated pulp, paper and packaging production as well as distribution.

MCI Resources

MCI Resources is a subsidiary of Millennium Consolidated Investments – a black economic empowerment investment company primarily focussed in the resources, financial and property sectors. MCI Resources' current interests include investments in the coal and gold industries with the long term strategy to develop a diversified resources house with operational capabilities.

ANGLO
AMERICAN

News Release

11 December 2003

**MONDI INITIATES FIRST MAJOR BEE TRANSACTION
IN SOUTH AFRICAN PAPER AND PACKAGING SECTOR**

Anglo American plc's wholly owned South African subsidiary, Mondi South Africa ("Mondi"), and MCI Resources ("MCI"), which is led by Cyril Ramaphosa and James Motlatsi, today announced that they have agreed in principle to the creation of a new black empowerment partnership in Mondi's newsprint business ("MNB") based in KwaZulu-Natal, South Africa. The transaction, which is likely to be completed in the first quarter of next year, values MNB at R1,1 billion.

MNB is a significant southern hemisphere producer of newsprint, manufacturing some 220,000 metric tons per year of this paper grade at Mondi's Merebank mill close to Durban and employs 322 people. It has achieved a well-established domestic newsprint market share of some 60%. MNB will include the relevant waste paper preparation, mechanical pulp and newsprint production equipment at the Merebank mill, as well as significant plantations in KwaZulu-Natal which supply timber to the mill as raw material.

In terms of the agreement, MCI will acquire a 42% interest in MNB and a further 8% in MNB will be set aside for further broad-based empowerment. It is the intention that structures be established to facilitate ownership of this 8% by Mondi South Africa employees and relevant neighbouring communities. The transaction will be funded through a combination of equity to be provided by Mondi and MCI, bank financing in the form of senior debt, and mezzanine debt to be provided by Mondi. Implementation of the transaction is subject to the finalisation of various agreements and the necessary board and regulatory approvals. MCI is committed to be a long term investor in MNB, taking an active role in the management of the business alongside Mondi as its partner.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk
www.angloamerican.co.uk

Andrew Thompson, Chairman and CEO of Mondi South Africa, commented: "I am delighted to have a partner of the stature of MCI in our newsprint business, with its important BEE shareholders Cyril Ramaphosa and James Motlatsi. MCI has skills which will enable it to co-ordinate and oversee the development of MNB's socio-economic upliftment and empowerment initiatives and to strengthen MNB's strategic and business development initiatives. I look forward to a long and fruitful partnership with them. "

Cyril Ramaphosa, Chairman of MCI said: "We are delighted to be joining forces with Anglo American and Mondi in our first investment in the paper and packaging industry. We look forward to becoming involved in the management of MNB together with Andrew Thompson and his high calibre team and to growing the business together."

Merrill Lynch is acting as the financial advisor to MCI Resources.

For further information:

Mondi South Africa	**MCI Resources**
Anne Dunn	Rowan Smith
+27 11 638 4730	011 305 8906
Marion Dixon	
+27 11 638 3001	

Background Information

Mondi South Africa

Mondi South Africa holds the Anglo American plc's group's paper and packaging interests in southern Africa. These include significant sustainable plantation forests, waste paper collection and recycling, integrated pulp, paper and packaging production as well as distribution.

MCI Resources

MCI Resources is a subsidiary of Millennium Consolidated Investments – a black economic empowerment investment company primarily focussed in the resources, financial and property sectors. MCI Resources' current interests include investments in the coal and gold industries with the long term strategy to develop a diversified resources house with operational capabilities.

ANGLO AMERICAN

News Release

17 December 2003

Anglo American acquires Mexican sack producer from Copamex Group

Anglo American plc ("Anglo American") announces that Frantschach, its 70% owned Austrian subsidiary, has signed an agreement for the acquisition of the sack business of Mexican paper and packaging group Copamex, for a total cash consideration of $52 million.

Frantschach, part of Anglo American's paper and packaging division which operates under the Mondi name, is the largest supplier of industrial sacks and kraft paper worldwide and a leading supplier in flexible packaging and coating with sales of about €1.9 billion.

The sack division of Copamex is the largest industrial sack producer in Mexico and the seventh largest sack producer worldwide. In 2002, the business produced 470 million paper sacks and generated sales of $94 million. The business, with its headquarters in Monterrey, consists of 4 production sites in Monterrey, Chihuahua, Puebla and Guadalajara.

With this acquisition, Frantschach will become one of the leading North American industrial sack suppliers. Frantschach intends to combine this business with its sack plant near Chicago, in the USA, and focus on expanding its position in the North American market.

In support of the transaction, the parties have concluded a long-term supply agreement for the supply of sack paper from Copamex to the Mexican sack plants of Frantschach.

The transaction is subject to relevant regulatory approvals. Closing is expected in February 2004.

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American – Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo Paper and Packaging, a division of **Anglo American plc**, operating under the **Mondi** name, is an integrated paper and packaging group with operations and interests in Europe South Africa, Asia and the Americas. The operations manufacture pulp, graphic papers, packaging papers, board and converted packaging, as well as solid wood products. Anglo Paper and Packaging contributed 21% to Anglo American's headline earnings for the six-month period to 30 June 2003, making it the second largest contributor to the Anglo group. Headline earnings rose by 16% from $153 million to $178 million. Anglo Paper and Packaging's operating profit was $357 million, 23% higher than for the first six months of 2002, with Mondi South Africa contributing $97 million and Mondi Europe $260 million.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America and Australia.
(www.angloamerican.co.uk).

ANGLO AMERICAN

News Release

17 December 2003

Anglo American acquires Mexican sack producer from Copamex Group

Anglo American plc ("Anglo American") announces that Frantschach, its 70% owned Austrian subsidiary, has signed an agreement for the acquisition of the sack business of Mexican paper and packaging group Copamex, for a total cash consideration of $52 million.

Frantschach, part of Anglo American's paper and packaging division which operates under the Mondi name, is the largest supplier of industrial sacks and kraft paper worldwide and a leading supplier in flexible packaging and coating with sales of about €1.9 billion.

The sack division of Copamex is the largest industrial sack producer in Mexico and the seventh largest sack producer worldwide. In 2002, the business produced 470 million paper sacks and generated sales of $94 million. The business, with its headquarters in Monterrey, consists of 4 production sites in Monterrey, Chihuahua, Puebla and Guadalajara.

With this acquisition, Frantschach will become one of the leading North American industrial sack suppliers. Frantschach intends to combine this business with its sack plant near Chicago, in the USA, and focus on expanding its position in the North American market.

In support of the transaction, the parties have concluded a long-term supply agreement for the supply of sack paper from Copamex to the Mexican sack plants of Frantschach.

The transaction is subject to relevant regulatory approvals. Closing is expected in February 2004.

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk

Anglo American – Johannesburg
Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo Paper and Packaging, a division of **Anglo American plc**, operating under the **Mondi** name, is an integrated paper and packaging group with operations and interests in Europe South Africa, Asia and the Americas. The operations manufacture pulp, graphic papers, packaging papers, board and converted packaging, as well as solid wood products. Anglo Paper and Packaging contributed 21% to Anglo American's headline earnings for the six-month period to 30 June 2003, making it the second largest contributor to the Anglo group. Headline earnings rose by 16% from $153 million to $178 million. Anglo Paper and Packaging's operating profit was $357 million, 23% higher than for the first six months of 2002, with Mondi South Africa contributing $97 million and Mondi Europe $260 million.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America and Australia.
(www.angloamerican.co.uk).

ANGLO AMERICAN

News Release

17 December 2003

Anglo American acquires Mexican sack producer from Copamex Group

Anglo American plc ("Anglo American") announces that Frantschach, its 70% owned Austrian subsidiary, has signed an agreement for the acquisition of the sack business of Mexican paper and packaging group Copamex, for a total cash consideration of $52 million.

Frantschach, part of Anglo American's paper and packaging division which operates under the Mondi name, is the largest supplier of industrial sacks and kraft paper worldwide and a leading supplier in flexible packaging and coating with sales of about €1.9 billion.

The sack division of Copamex is the largest industrial sack producer in Mexico and the seventh largest sack producer worldwide. In 2002, the business produced 470 million paper sacks and generated sales of $94 million. The business, with its headquarters in Monterrey, consists of 4 production sites in Monterrey, Chihuahua, Puebla and Guadalajara.

With this acquisition, Frantschach will become one of the leading North American industrial sack suppliers. Frantschach intends to combine this business with its sack plant near Chicago, in the USA, and focus on expanding its position in the North American market.

In support of the transaction, the parties have concluded a long-term supply agreement for the supply of sack paper from Copamex to the Mexican sack plants of Frantschach.

The transaction is subject to relevant regulatory approvals. Closing is expected in February 2004.

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American – Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo Paper and Packaging, a division of **Anglo American plc**, operating under the **Mondi** name, is an integrated paper and packaging group with operations and interests in Europe South Africa, Asia and the Americas. The operations manufacture pulp, graphic papers, packaging papers, board and converted packaging, as well as solid wood products. Anglo Paper and Packaging contributed 21% to Anglo American's headline earnings for the six-month period to 30 June 2003, making it the second largest contributor to the Anglo group. Headline earnings rose by 16% from $153 million to $178 million. Anglo Paper and Packaging's operating profit was $357 million, 23% higher than for the first six months of 2002, with Mondi South Africa contributing $97 million and Mondi Europe $260 million.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America and Australia.
(www.angloamerican.co.uk).

ANGLO AMERICAN

News Release

17 December 2003

Anglo American acquires Mexican sack producer from Copamex Group

Anglo American plc ("Anglo American") announces that Frantschach, its 70% owned Austrian subsidiary, has signed an agreement for the acquisition of the sack business of Mexican paper and packaging group Copamex, for a total cash consideration of $52 million.

Frantschach, part of Anglo American's paper and packaging division which operates under the Mondi name, is the largest supplier of industrial sacks and kraft paper worldwide and a leading supplier in flexible packaging and coating with sales of about €1.9 billion.

The sack division of Copamex is the largest industrial sack producer in Mexico and the seventh largest sack producer worldwide. In 2002, the business produced 470 million paper sacks and generated sales of $94 million. The business, with its headquarters in Monterrey, consists of 4 production sites in Monterrey, Chihuahua, Puebla and Guadalajara.

With this acquisition, Frantschach will become one of the leading North American industrial sack suppliers. Frantschach intends to combine this business with its sack plant near Chicago, in the USA, and focus on expanding its position in the North American market.

In support of the transaction, the parties have concluded a long-term supply agreement for the supply of sack paper from Copamex to the Mexican sack plants of Frantschach.

The transaction is subject to relevant regulatory approvals. Closing is expected in February 2004.

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American – Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo Paper and Packaging, a division of **Anglo American plc**, operating under the **Mondi** name, is an integrated paper and packaging group with operations and interests in Europe South Africa, Asia and the Americas. The operations manufacture pulp, graphic papers, packaging papers, board and converted packaging, as well as solid wood products. Anglo Paper and Packaging contributed 21% to Anglo American's headline earnings for the six-month period to 30 June 2003, making it the second largest contributor to the Anglo group. Headline earnings rose by 16% from $153 million to $178 million. Anglo Paper and Packaging's operating profit was $357 million, 23% higher than for the first six months of 2002, with Mondi South Africa contributing $97 million and Mondi Europe $260 million.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America and Australia.
(www.angloamerican.co.uk).

ANGLO AMERICAN

News Release

17 December 2003

Anglo American acquires Mexican sack producer from Copamex Group

Anglo American plc ("Anglo American") announces that Frantschach, its 70% owned Austrian subsidiary, has signed an agreement for the acquisition of the sack business of Mexican paper and packaging group Copamex, for a total cash consideration of $52 million.

Frantschach, part of Anglo American's paper and packaging division which operates under the Mondi name, is the largest supplier of industrial sacks and kraft paper worldwide and a leading supplier in flexible packaging and coating with sales of about €1.9 billion.

The sack division of Copamex is the largest industrial sack producer in Mexico and the seventh largest sack producer worldwide. In 2002, the business produced 470 million paper sacks and generated sales of $94 million. The business, with its headquarters in Monterrey, consists of 4 production sites in Monterrey, Chihuahua, Puebla and Guadalajara.

With this acquisition, Frantschach will become one of the leading North American industrial sack suppliers. Frantschach intends to combine this business with its sack plant near Chicago, in the USA, and focus on expanding its position in the North American market.

In support of the transaction, the parties have concluded a long-term supply agreement for the supply of sack paper from Copamex to the Mexican sack plants of Frantschach.

The transaction is subject to relevant regulatory approvals. Closing is expected in February 2004.

For further information:

Anglo American – London

Investor Relations
Nick von Schirnding
Tel: +44 207 698 8540

Media Relations
Kate Aindow
Tel: +44 207 698 8619

Anglo American – Johannesburg

Investor Relations
Anne Dunn
Tel: +27 11 638 4730

Media Relations
Marion Dixon
Tel: +27 11 638 3001

Notes to Editors:

Anglo Paper and Packaging, a division of **Anglo American plc**, operating under the **Mondi** name, is an integrated paper and packaging group with operations and interests in Europe South Africa, Asia and the Americas. The operations manufacture pulp, graphic papers, packaging papers, board and converted packaging, as well as solid wood products. Anglo Paper and Packaging contributed 21% to Anglo American's headline earnings for the six-month period to 30 June 2003, making it the second largest contributor to the Anglo group. Headline earnings rose by 16% from $153 million to $178 million. Anglo Paper and Packaging's operating profit was $357 million, 23% higher than for the first six months of 2002, with Mondi South Africa contributing $97 million and Mondi Europe $260 million.

Anglo American plc is one of the world's largest mining and natural resource groups. With its subsidiaries, joint ventures and associates, it is a global leader in gold, platinum group metals and diamonds, with significant interests in coal, base and ferrous metals, industrial minerals and paper and packaging. The group is geographically diverse, with operations and developments in Africa, Europe, South and North America and Australia.
(www.angloamerican.co.uk).

AVS 827300
RNS 2389U

Anglo American plc

Preliminary Results - 31 December 2003

Please note, on Tuesday, 24 February 2004 the Board of Anglo American plc (the "Company") will meet to consider the preliminary results of the Company for the year ended 31 December 2003 and the recommendation of a final dividend. An announcement will be issued at the opening of business on Wednesday, 25 February 2004.

N Jordan
14 February 2004

CC: MMS
AWL
NVS
SEC (+5)
File

AVS 827300
RNS 2389U

Anglo American plc

Preliminary Results - 31 December 2003

Please note, on Tuesday, 24 February 2004 the Board of Anglo American plc (the "Company") will meet to consider the preliminary results of the Company for the year ended 31 December 2003 and the recommendation of a final dividend. An announcement will be issued at the opening of business on Wednesday, 25 February 2004.

N Jordan
14 February 2004

CC: MMS
AWL
NVS
SEC(+5)
File

AVS 827300
RNS 2389U

Anglo American plc

Preliminary Results - 31 December 2003

Please note, on Tuesday, 24 February 2004 the Board of Anglo American plc (the "Company") will meet to consider the preliminary results of the Company for the year ended 31 December 2003 and the recommendation of a final dividend. An announcement will be issued at the opening of business on Wednesday, 25 February 2004.

N Jordan
14 February 2004

CC: MMS
AWL
NVS
SEC (+5)
File

AVS 827300
RNS 2389U

Anglo American plc

Preliminary Results - 31 December 2003

Please note, on Tuesday, 24 February 2004 the Board of Anglo American plc (the "Company") will meet to consider the preliminary results of the Company for the year ended 31 December 2003 and the recommendation of a final dividend. An announcement will be issued at the opening of business on Wednesday, 25 February 2004.

N Jordan
14 February 2004

CC: MMS
AWL
NVS
SEC(+5)
File

AVS 827300
RNS 2389U

Anglo American plc

Preliminary Results - 31 December 2003

Please note, on Tuesday, 24 February 2004 the Board of Anglo American plc (the "Company") will meet to consider the preliminary results of the Company for the year ended 31 December 2003 and the recommendation of a final dividend. An announcement will be issued at the opening of business on Wednesday, 25 February 2004.

N Jordan
14 February 2004

CC: MMS
AWL
NVS
SEC (+5)
File

ANGLO AMERICAN

News Release

27 January 2004

Anglo American disposes of its remaining stake in FirstRand

Anglo American plc ("Anglo American") announces that it has disposed of its remaining 3.35% stake in FirstRand Limited for ZAR 1.5 billion. The stake was sold in the market over a number of months.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk

ANGLO AMERICAN

News Release

27 January 2004

Anglo American disposes of its remaining stake in FirstRand

Anglo American plc ("Anglo American") announces that it has disposed of its remaining 3.35% stake in FirstRand Limited for ZAR 1.5 billion. The stake was sold in the market over a number of months.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk

ANGLO AMERICAN

News Release

27 January 2004

Anglo American disposes of its remaining stake in FirstRand

Anglo American plc ("Anglo American") announces that it has disposed of its remaining 3.35% stake in FirstRand Limited for ZAR 1.5 billion. The stake was sold in the market over a number of months.

ANGLO AMERICAN

News Release

27 January 2004

Anglo American disposes of its remaining stake in FirstRand

Anglo American plc ("Anglo American") announces that it has disposed of its remaining 3.35% stake in FirstRand Limited for ZAR 1.5 billion. The stake was sold in the market over a number of months.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk

ANGLO AMERICAN

News Release

27 January 2004

Anglo American disposes of its remaining stake in FirstRand

Anglo American plc ("Anglo American") announces that it has disposed of its remaining 3.35% stake in FirstRand Limited for ZAR 1.5 billion. The stake was sold in the market over a number of months.

Anglo American plc
20 Carlton House Terrace London SW1Y 5AN United Kingdom
Tel 44 (0)207 698 8888 Fax 44 (0)207 698 8500 corporate_affairs@angloamerican.co.uk www.angloamerican.co.uk
Registered office as above. Incorporated in England and Wales under the Companies Act 1985. Registered Number 3564138

07/01/04

AVS 705859
RNS. 9618T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Dr C E Fay

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

407 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

3,894

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for making this notification

G A Wilkinson

Date of Notification...07 January 2004

07/01/04

AVS 705859
RNS. 9618T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Dr C E Fay

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

407 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

3,894

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for making this notification

G A Wilkinson

Date of Notification...07 January 2004

07/01/04

AVS 705859
RNS. 9618T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Dr C E Fay

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

407 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

3,894

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for making this notification

G A Wilkinson

Date of Notification...07 January 2004

07/01/04

AVS 705859
RNS. 9618T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Dr C E Fay

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

407 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

3,894

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for making this notification

G A Wilkinson

Date of Notification...07 January 2004

07/01/04

AVS 705859
RNS. 9618T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Dr C E Fay

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

407 ordinary shares

8) Percentage of issued class

\-

9) Number of shares/amount of stock disposed

\-

10) Percentage of issued class

\-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

3,894

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for making this notification

G A Wilkinson

Date of Notification...07 January 2004

07/01/04

AVS: 577217
RNS 9621T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Frederik Tshamano Mohau Phaswana

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

790 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

5,482

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible
for
making this notification

G A Wilkinson

Date of Notification...07 January 2004................

07/01/04

AVS: 577217
RNS 9621T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Frederik Tshamano Mohau Phaswana

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

790 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

5,482

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible
for
making this notification

G A Wilkinson

Date of Notification...07 January 2004................

07/01/04

AVS: 577217
RNS 9621T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Frederik Tshamano Mohau Phaswana

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

790 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

5,482

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible
for
making this notification

G A Wilkinson

Date of Notification...07 January 2004................

07/01/04

AVS: 577217
RNS 9621T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Frederik Tshamano Mohau Phaswana

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

790 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

5,482

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible
for
making this notification

G A Wilkinson

Date of Notification...07 January 2004................

07/01/04

AVS: 577217
RNS 9621T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Mr Frederik Tshamano Mohau Phaswana

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

790 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

5,482

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for
making this notification

G A Wilkinson

Date of Notification...07 January 2004................

07/01/04

AVS: 070757
RNS 9625T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

647 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89.

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

8,439

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for making this notification

G A Wilkinson

Date of Notification... 07 January 2004

07/01/04

AVS : 070757
RNS 9625T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

647 ordinary shares

8) Percentage of issued class

\-

9) Number of shares/amount of stock disposed

\-

10) Percentage of issued class

\-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89.

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

8,439

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for making this notification

G A Wilkinson

Date of Notification... 07 January 2004

07/01/04

AVS: 070757
RNS 9625T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

647 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89.

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

8,439

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for making this notification

G A Wilkinson

Date of Notification... 07 January 2004

07/01/04

AVS · 070757
RNS 9625T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

647 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89.

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

8,439

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for making this notification

G A Wilkinson

Date of Notification... 07 January 2004

07/01/04

AVS: 070757
RNS 9625T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company

Anglo American plc

2) Name of director

Mr Goran Lindahl

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7) Number of shares/amount of stock acquired

647 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89.

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

8,439

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of Chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for making this notification

G A Wilkinson

Date of Notification... 07 January 2004

07/01/04

AVS 078407
RNS 9628T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

540 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

4) Date company informed

07 January 2004

15) Total holding following this notification

6,837

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible
for
making this notification

G A Wilkinson

Date of Notification... 07 January
2004...............................

07/01/04

AVS 078407
RNS 9628T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

540 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

4) Date company informed

07 January 2004

15) Total holding following this notification

6,837

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for
making this notification

G A Wilkinson

Date of Notification... 07 January 2004..............................

07/01/04

AVS 078407
RNS 9628T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

540 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

4) Date company informed

07 January 2004

15) Total holding following this notification

6,837

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for
making this notification

G A Wilkinson

Date of Notification... 07 January 2004..............................

07/01/04

AVS 078407
RNS 9628T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

540 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

4) Date company informed

07 January 2004

15) Total holding following this notification

6,837

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for
making this notification

G A Wilkinson

Date of Notification... 07 January 2004...............................

07/01/04

AVS 078407
RNS. 9628T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

R J Margetts

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to a holding of the director's spouse

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

J S Margetts

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

540 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

4) Date company informed

07 January 2004

15) Total holding following this notification

6,837

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for
making this notification

G A Wilkinson

Date of Notification... 07 January 2004................................

07/01/04

AVS 791935
RNS 9631T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Crest Account LNKAV

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

181 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004
14) Date company informed

07 January 2004

15) Total holding following this notification

10,718

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for making this notification.

G A Wilkinson

Date of Notification... 07 January 2004

07/01/04

AVS 791935
RNS 9631T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Crest Account LNKAV

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

181 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004
14) Date company informed

07 January 2004

15) Total holding following this notification

10,718

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for making this notification.

G A Wilkinson

Date of Notification... 07 January 2004

07/01/04

AVS 791935
RNS 9631T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Crest Account LNKAV

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

181 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004
14) Date company informed

07 January 2004

15) Total holding following this notification

10,718

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for making this notification.

G A Wilkinson

Date of Notification... 07 January 2004

07/01/04

AVS 791935
RNS 9631T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Crest Account LNKAV

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

181 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004
14) Date company informed

07 January 2004

15) Total holding following this notification

10,718

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for making this notification.

G A Wilkinson

Date of Notification... 07 January 2004

07/01/04

AVS 791935
RNS 9631T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir David Scholey

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

Crest Account LNKAV

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

181 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004
14) Date company informed

07 January 2004

15) Total holding following this notification

10,718

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for making this notification.

G A Wilkinson

Date of Notification... 07 January 2004

07/01/04

AVS 635574
RNS 9633T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir Mark Moody-Stuart

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

776 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

16,556

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for
making this notification

G A Wilkinson

Date of Notification... 07 January 2004..............................

07/01/04

AVS 635574
RNS 9633T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir Mark Moody-Stuart

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

776 ordinary shares

8) Percentage of issued class

\-

9) Number of shares/amount
of stock disposed

\-

10) Percentage of issued class

\-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

16,556

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for
making this notification

G A Wilkinson

Date of Notification... 07 January 2004...............................

07/01/04

ARS 635574
RNS 9633T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir Mark Moody-Stuart

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

776 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

16,556

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for
making this notification

G A Wilkinson

Date of Notification... 07 January 2004..............................

07/01/04

AVS 635574
RNS 9633T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir Mark Moody-Stuart

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

776 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

16,556

16) Total percentage holding of issued class following this notification

--

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for
making this notification

G A Wilkinson

Date of Notification... 07 January 2004...............................

07/01/04

AVS 635574
RNS 9633T

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Anglo American plc

2) Name of director

Sir Mark Moody-Stuart

3) Please state whether notification indicates that it is in respect of
holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Notification relates to director named in 2 above

4) Name of the registered holder(s) and, if more than one holder, the
number of shares held by each of them (if notified)

See 2 above

5) Please state whether notification relates to a person(s) connected
with the Director named in 2 above and identify the connected person(s)

See 3 above

6) Please state the nature of the transaction. For PEP transactions
please indicate whether general/single co PEP and if discretionary/non
discretionary

Purchase of shares

7) Number of shares/amount of
stock acquired

776 ordinary shares

8) Percentage of issued class

-

9) Number of shares/amount
of stock disposed

-

10) Percentage of issued class

-

11) Class of security

ordinary shares of US$0.50 each

12) Price per share

£11.89

13) Date of transaction

07 January 2004

14) Date company informed

07 January 2004

15) Total holding following this notification

16,556

16) Total percentage holding of issued class following this notification

-

If a director has been granted options by the company please complete the following boxes

17) Date of grant

18) Period during which or date on which exercisable

19) Total amount paid (if any) for grant of the option

20) Description of shares or debentures involved: class, number

21) Exercise price (if fixed at time of grant) or indication that price
is to be fixed at time of exercise

22) Total number of shares or debentures over which options held following this notification

23) Any additional information

Shares have been allotted pursuant to a scheme compliant with the requirements of chapter 16, paragraph 17 (Savings Schemes) of the Model Code.

24) Name of contact and telephone number for queries

020 7698 8751

25) Name and signature of authorised company official responsible for
making this notification

G A Wilkinson

Date of Notification... 07 January 2004..............................

Anglo American plc (the "Company")
Deferred Bonus Plan Disclosures

"Notification of Directors' interests pursuant to section 324(2) of the Companies Act 1985.

Under the terms of the Company's Deferred Bonus Plan, certain employees and the executive directors ("Participants") receive a bonus in the form of the Company's ordinary shares of US$0.50 each ("ordinary shares") together with an award of an equal number of free ordinary shares ("matching shares") which is conditional on the Participants' continued employment with participating companies until the third anniversary of the award date.

On 5 January 2004, the Company was notified by the trustee of the Company's employee benefit trust on behalf of the following directors, Messrs Trahar, Davison, Lea and Nairn, that they had respectively become automatically entitled to 9,658; 1,814; 6,238; 1,601 matching shares (net amount of shares after tax and social security charges - see below) for no consideration on satisfaction of the three year employment condition on 1 January 2004.

On 22 December 2003, it was agreed with Messrs Trahar, Davison, Lea and Nairn that their entitlements to matching shares due to be released on 1 January 2004 would be reduced for no consideration by the respective number of matching shares required to pay income tax and social security charges on the release of the matching shares. The number of shares required to pay such tax and charges were: Mr A J Trahar - 4,046; Mr B E Davison - 990; Mr A W Lea - 4,334 and Mr W A Nairn - 603.

The current shareholdings of those directors are now as follows:

Mr A J Trahar	161,752
Mr B E Davison	28,204
Mr A W Lea	91,015
Mr W A Nairn	37,281

The release of matching shares to Participants on 1 January 2004 caused the number of ordinary shares held by the employee share trust in which the executive directors, along with all the group employees are treated as interested, to be reduced by 69,592 shares.

6 January 2004

N Jordan - Secretary

Anglo American plc (the "Company")
Deferred Bonus Plan Disclosures

"Notification of Directors' interests pursuant to section 324(2) of the Companies Act 1985.

Under the terms of the Company's Deferred Bonus Plan, certain employees and the executive directors ("Participants") receive a bonus in the form of the Company's ordinary shares of US$0.50 each ("ordinary shares") together with an award of an equal number of free ordinary shares ("matching shares") which is conditional on the Participants' continued employment with participating companies until the third anniversary of the award date.

On 5 January 2004, the Company was notified by the trustee of the Company's employee benefit trust on behalf of the following directors, Messrs Trahar, Davison, Lea and Nairn, that they had respectively become automatically entitled to 9,658; 1,814; 6,238; 1,601 matching shares (net amount of shares after tax and social security charges - see below) for no consideration on satisfaction of the three year employment condition on 1 January 2004.

On 22 December 2003, it was agreed with Messrs Trahar, Davison, Lea and Nairn that their entitlements to matching shares due to be released on 1 January 2004 would be reduced for no consideration by the respective number of matching shares required to pay income tax and social security charges on the release of the matching shares. The number of shares required to pay such tax and charges were: Mr A J Trahar - 4,046; Mr B E Davison - 990; Mr A W Lea - 4,334 and Mr W A Nairn - 603.

The current shareholdings of those directors are now as follows:

Mr A J Trahar	161,752
Mr B E Davison	28,204
Mr A W Lea	91,015
Mr W A Nairn	37,281

The release of matching shares to Participants on 1 January 2004 caused the number of ordinary shares held by the employee share trust in which the executive directors, along with all the group employees are treated as interested, to be reduced by 69,592 shares.

6 January 2004

N Jordan - Secretary

Anglo American plc (the "Company")
Deferred Bonus Plan Disclosures

"Notification of Directors' interests pursuant to section 324(2) of the Companies Act 1985.

Under the terms of the Company's Deferred Bonus Plan, certain employees and the executive directors ("Participants") receive a bonus in the form of the Company's ordinary shares of US$0.50 each ("ordinary shares") together with an award of an equal number of free ordinary shares ("matching shares") which is conditional on the Participants' continued employment with participating companies until the third anniversary of the award date.

On 5 January 2004, the Company was notified by the trustee of the Company's employee benefit trust on behalf of the following directors, Messrs Trahar, Davison, Lea and Nairn, that they had respectively become automatically entitled to 9,658; 1,814; 6,238; 1,601 matching shares (net amount of shares after tax and social security charges - see below) for no consideration on satisfaction of the three year employment condition on 1 January 2004.

On 22 December 2003, it was agreed with Messrs Trahar, Davison, Lea and Nairn that their entitlements to matching shares due to be released on 1 January 2004 would be reduced for no consideration by the respective number of matching shares required to pay income tax and social security charges on the release of the matching shares. The number of shares required to pay such tax and charges were: Mr A J Trahar - 4,046; Mr B E Davison - 990; Mr A W Lea - 4,334 and Mr W A Nairn - 603.

The current shareholdings of those directors are now as follows:

Mr A J Trahar	161,752
Mr B E Davison	28,204
Mr A W Lea	91,015
Mr W A Nairn	37,281

The release of matching shares to Participants on 1 January 2004 caused the number of ordinary shares held by the employee share trust in which the executive directors, along with all the group employees are treated as interested, to be reduced by 69,592 shares.

6 January 2004

N Jordan - Secretary

cc: MMS
AJT
AWL
NVS.

ARS : 352482

RNS. 8868T

Anglo American plc (the "Company")
Deferred Bonus Plan Disclosures

"Notification of Directors' interests pursuant to section 324(2) of the Companies Act 1985.

Under the terms of the Company's Deferred Bonus Plan, certain employees and the executive directors ("Participants") receive a bonus in the form of the Company's ordinary shares of US$0.50 each ("ordinary shares") together with an award of an equal number of free ordinary shares ("matching shares") which is conditional on the Participants' continued employment with participating companies until the third anniversary of the award date.

On 5 January 2004, the Company was notified by the trustee of the Company's employee benefit trust on behalf of the following directors, Messrs Trahar, Davison, Lea and Nairn, that they had respectively become automatically entitled to 9,658; 1,814; 6,238; 1,601 matching shares (net amount of shares after tax and social security charges - see below) for no consideration on satisfaction of the three year employment condition on 1 January 2004.

On 22 December 2003, it was agreed with Messrs Trahar, Davison, Lea and Nairn that their entitlements to matching shares due to be released on 1 January 2004 would be reduced for no consideration by the respective number of matching shares required to pay income tax and social security charges on the release of the matching shares. The number of shares required to pay such tax and charges were: Mr A J Trahar - 4,046; Mr B E Davison - 990; Mr A W Lea - 4,334 and Mr W A Nairn - 603.

The current shareholdings of those directors are now as follows:

Mr A J Trahar	161,752 ✓
Mr B E Davison	28,204 ✓
Mr A W Lea	91,015 ✓
Mr W A Nairn	37,281 ✓

The release of matching shares to Participants on 1 January 2004 caused the number of ordinary shares held by the employee share trust in which the executive directors, along with all the group employees are treated as interested, to be reduced by 69,592 shares.

6 January 2004

N Jordan - Secretary

RNS 025789
8/1/04

"The following replaces the Director Shareholding announcement released 6 January 2004 at 10.53 under RNS number 8868T.

The current shareholdings by the four directors have been corrected. All other details remain unchanged, and the full amended text appears below".

Anglo American plc (the "Company")
Deferred Bonus Plan Disclosures

"Notification of Directors' interests pursuant to section 324(2) of the Companies Act 1985.

Under the terms of the Company's Deferred Bonus Plan, certain employees and the executive directors ("Participants") receive a bonus in the form of the Company's ordinary shares of US$0.50 each ("ordinary shares") together with an award of an equal number of free ordinary shares ("matching shares") which is conditional on the Participants' continued employment with participating companies until the third anniversary of the award date.

On 5 January 2004, the Company was notified by the trustee of the Company's employee benefit trust on behalf of the following directors, Messrs Trahar, Davison, Lea and Nairn, that they had respectively become automatically entitled to 9,658; 1,814; 6,238; 1,601 matching shares (net amount of shares after tax and social security charges - see below) for no consideration on satisfaction of the three year employment condition on 1 January 2004.

On 22 December 2003, it was agreed with Messrs Trahar, Davison, Lea and Nairn that their entitlements to matching shares due to be released on 1 January 2004 would be reduced for no consideration by the respective number of matching shares required to pay income tax and social security charges on the release of the matching shares. The number of shares required to pay such tax and charges were: Mr A J Trahar - 4,046; Mr B E Davison - 990; Mr A W Lea - 4,334 and Mr W A Nairn - 603.

The current shareholdings of those directors are now as follows:

Mr A J Trahar	148,048
Mr B E Davison	25,400
Mr A W Lea	80,443
Mr W A Nairn	35,077

The release of matching shares to Participants on 1 January 2004 caused the number of ordinary shares held by the employee share trust in which the executive directors, along with all the group employees are treated as interested, to be reduced by 69,592 shares.

8 January 2004

N Jordan - Secretary

"The following replaces the Director Shareholding announcement released 6 January 2004 at 10.53 under RNS number 8868T.

The current shareholdings by the four directors have been corrected. All other details remain unchanged, and the full amended text appears below".

Anglo American plc (the "Company")
Deferred Bonus Plan Disclosures

"Notification of Directors' interests pursuant to section 324(2) of the Companies Act 1985.

Under the terms of the Company's Deferred Bonus Plan, certain employees and the executive directors ("Participants") receive a bonus in the form of the Company's ordinary shares of US$0.50 each ("ordinary shares") together with an award of an equal number of free ordinary shares ("matching shares") which is conditional on the Participants' continued employment with participating companies until the third anniversary of the award date.

On 5 January 2004, the Company was notified by the trustee of the Company's employee benefit trust on behalf of the following directors, Messrs Trahar, Davison, Lea and Nairn, that they had respectively become automatically entitled to 9,658; 1,814; 6,238; 1,601 matching shares (net amount of shares after tax and social security charges - see below) for no consideration on satisfaction of the three year employment condition on 1 January 2004.

On 22 December 2003, it was agreed with Messrs Trahar, Davison, Lea and Nairn that their entitlements to matching shares due to be released on 1 January 2004 would be reduced for no consideration by the respective number of matching shares required to pay income tax and social security charges on the release of the matching shares. The number of shares required to pay such tax and charges were: Mr A J Trahar - 4,046; Mr B E Davison - 990; Mr A W Lea - 4,334 and Mr W A Nairn - 603.

The current shareholdings of those directors are now as follows:

Mr A J Trahar	148,048
Mr B E Davison	25,400
Mr A W Lea	80,443
Mr W A Nairn	35,077

The release of matching shares to Participants on 1 January 2004 caused the number of ordinary shares held by the employee share trust in which the executive directors, along with all the group employees are treated as interested, to be reduced by 69,592 shares.

8 January 2004

N Jordan - Secretary

"The following replaces the Director Shareholding announcement released 6 January 2004 at 10.53 under RNS number 8868T.

The current shareholdings by the four directors have been corrected. All other details remain unchanged, and the full amended text appears below".

Anglo American plc (the "Company")
Deferred Bonus Plan Disclosures

"Notification of Directors' interests pursuant to section 324(2) of the Companies Act 1985.

Under the terms of the Company's Deferred Bonus Plan, certain employees and the executive directors ("Participants") receive a bonus in the form of the Company's ordinary shares of US$0.50 each ("ordinary shares") together with an award of an equal number of free ordinary shares ("matching shares") which is conditional on the Participants' continued employment with participating companies until the third anniversary of the award date.

On 5 January 2004, the Company was notified by the trustee of the Company's employee benefit trust on behalf of the following directors, Messrs Trahar, Davison, Lea and Nairn, that they had respectively become automatically entitled to 9,658; 1,814; 6,238; 1,601 matching shares (net amount of shares after tax and social security charges - see below) for no consideration on satisfaction of the three year employment condition on 1 January 2004.

On 22 December 2003, it was agreed with Messrs Trahar, Davison, Lea and Nairn that their entitlements to matching shares due to be released on 1 January 2004 would be reduced for no consideration by the respective number of matching shares required to pay income tax and social security charges on the release of the matching shares. The number of shares required to pay such tax and charges were: Mr A J Trahar - 4,046; Mr B E Davison - 990; Mr A W Lea - 4,334 and Mr W A Nairn - 603.

The current shareholdings of those directors are now as follows:

Mr A J Trahar	148,048
Mr B E Davison	25,400
Mr A W Lea	80,443
Mr W A Nairn	35,077

The release of matching shares to Participants on 1 January 2004 caused the number of ordinary shares held by the employee share trust in which the executive directors, along with all the group employees are treated as interested, to be reduced by 69,592 shares.

8 January 2004

N Jordan - Secretary

"The following replaces the Director Shareholding announcement released 6 January 2004 at 10.53 under RNS number 8868T.

The current shareholdings by the four directors have been corrected. All other details remain unchanged, and the full amended text appears below".

Anglo American plc (the "Company")
Deferred Bonus Plan Disclosures

"Notification of Directors' interests pursuant to section 324(2) of the Companies Act 1985.

Under the terms of the Company's Deferred Bonus Plan, certain employees and the executive directors ("Participants") receive a bonus in the form of the Company's ordinary shares of US$0.50 each ("ordinary shares") together with an award of an equal number of free ordinary shares ("matching shares") which is conditional on the Participants' continued employment with participating companies until the third anniversary of the award date.

On 5 January 2004, the Company was notified by the trustee of the Company's employee benefit trust on behalf of the following directors, Messrs Trahar, Davison, Lea and Nairn, that they had respectively become automatically entitled to 9,658; 1,814; 6,238; 1,601 matching shares (net amount of shares after tax and social security charges - see below) for no consideration on satisfaction of the three year employment condition on 1 January 2004.

On 22 December 2003, it was agreed with Messrs Trahar, Davison, Lea and Nairn that their entitlements to matching shares due to be released on 1 January 2004 would be reduced for no consideration by the respective number of matching shares required to pay income tax and social security charges on the release of the matching shares. The number of shares required to pay such tax and charges were: Mr A J Trahar - 4,046; Mr B E Davison - 990; Mr A W Lea - 4,334 and Mr W A Nairn - 603.

The current shareholdings of those directors are now as follows:

Mr A J Trahar	148,048
Mr B E Davison	25,400
Mr A W Lea	80,443
Mr W A Nairn	35,077

The release of matching shares to Participants on 1 January 2004 caused the number of ordinary shares held by the employee share trust in which the executive directors, along with all the group employees are treated as interested, to be reduced by 69,592 shares.

8 January 2004

N Jordan - Secretary

"The following replaces the Director Shareholding announcement released 6 January 2004 at 10.53 under RNS number 8868T.

The current shareholdings by the four directors have been corrected. All other details remain unchanged, and the full amended text appears below".

Anglo American plc (the "Company")
Deferred Bonus Plan Disclosures

"Notification of Directors' interests pursuant to section 324(2) of the Companies Act 1985.

Under the terms of the Company's Deferred Bonus Plan, certain employees and the executive directors ("Participants") receive a bonus in the form of the Company's ordinary shares of US$0.50 each ("ordinary shares") together with an award of an equal number of free ordinary shares ("matching shares") which is conditional on the Participants' continued employment with participating companies until the third anniversary of the award date.

On 5 January 2004, the Company was notified by the trustee of the Company's employee benefit trust on behalf of the following directors, Messrs Trahar, Davison, Lea and Nairn, that they had respectively become automatically entitled to 9,658; 1,814; 6,238; 1,601 matching shares (net amount of shares after tax and social security charges - see below) for no consideration on satisfaction of the three year employment condition on 1 January 2004.

On 22 December 2003, it was agreed with Messrs Trahar, Davison, Lea and Nairn that their entitlements to matching shares due to be released on 1 January 2004 would be reduced for no consideration by the respective number of matching shares required to pay income tax and social security charges on the release of the matching shares. The number of shares required to pay such tax and charges were: Mr A J Trahar - 4,046; Mr B E Davison - 990; Mr A W Lea - 4,334 and Mr W A Nairn - 603.

The current shareholdings of those directors are now as follows:

Mr A J Trahar	148,048
Mr B E Davison	25,400
Mr A W Lea	80,443
Mr W A Nairn	35,077

The release of matching shares to Participants on 1 January 2004 caused the number of ordinary shares held by the employee share trust in which the executive directors, along with all the group employees are treated as interested, to be reduced by 69,592 shares.

8 January 2004

N Jordan - Secretary

AVS: 411128
RNS: 9454S

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 15,254 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 05 December 2003, was as follows:

A J Trahar	22	ordinary shares
A W Lea	22	ordinary shares
W A Nairn	22	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 152,094 ordinary shares (including interests on a conditional basis in 70,893 shares)
A W Lea 84,777 ordinary shares (including interests on a conditional basis in 33,170 shares)
W A Nairn 35,680 ordinary shares (including interests on a conditional basis in 16,320 shares)

N Jordan
Company Secretary
05 December 2003

MMS
CC: AWL
NVS
NJ

AVS 4111 28
RNS: 9454S

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 15,254 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 05 December 2003, was as follows:

A J Trahar	22	ordinary shares
A W Lea	22	ordinary shares
W A Nairn	22	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 152,094 ordinary shares (including interests on a conditional basis in 70,893 shares)
A W Lea 84,777 ordinary shares (including interests on a conditional basis in 33,170 shares)
W A Nairn 35,680 ordinary shares (including interests on a conditional basis in 16,320 shares)

N Jordan
Company Secretary
05 December 2003

MMS
CC: AWL
NVS
NJ

AVS: 411128
RNS: 9454S

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 15,254 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 05 December 2003, was as follows:

A J Trahar	22	ordinary shares
A W Lea	22	ordinary shares
W A Nairn	22	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 152,094 ordinary shares (including interests on a conditional basis in 70,893 shares)
A W Lea 84,777 ordinary shares (including interests on a conditional basis in 33,170 shares)
W A Nairn 35,680 ordinary shares (including interests on a conditional basis in 16,320 shares)

N Jordan
Company Secretary
05 December 2003

MMS
CC: AWL
NVS
NJ

AVS: 411128
RNS: 94545

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 15,254 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 05 December 2003, was as follows:

A J Trahar	22	ordinary shares
A W Lea	22	ordinary shares
W A Nairn	22	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 152,094 ordinary shares (including interests on a conditional basis in 70,893 shares)
A W Lea 84,777 ordinary shares (including interests on a conditional basis in 33,170 shares)
W A Nairn 35,680 ordinary shares (including interests on a conditional basis in 16,320 shares)

N Jordan
Company Secretary
05 December 2003

MMS
CC: AWL
NVS
NJ

AVS: 411128
RNS: 9454S

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 15,254 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 05 December 2003, was as follows:

A J Trahar	22	ordinary shares
A W Lea	22	ordinary shares
W A Nairn	22	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 152,094 ordinary shares (including interests on a conditional basis in 70,893 shares)
A W Lea 84,777 ordinary shares (including interests on a conditional basis in 33,170 shares)
W A Nairn 35,680 ordinary shares (including interests on a conditional basis in 16,320 shares)

N Jordan
Company Secretary
05 December 2003

MMS
CC: AWL
NVS
NJ

AVS: 211603

RNS: 0747U

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,830 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 08 January 2004, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares
W A Nairn	20	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 148,068 ordinary shares (including interests on a conditional basis in 57,199 shares)
A W Lea 80,463 ordinary shares (including interests on a conditional basis in 22,608 shares)
W A Nairn 35,097 ordinary shares (including interests on a conditional basis in 14,126 shares)

N Jordan
Company Secretary
09 January 2004

MMS
CC: AWL
NJS
SEC + 5
+ FILE

RNS: 0747U

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,830 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 08 January 2004, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares
W A Nairn	20	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 148,068 ordinary shares (including interests on a conditional basis in 57,199 shares)
A W Lea 80,463 ordinary shares (including interests on a conditional basis in 22,608 shares)
W A Nairn 35,097 ordinary shares (including interests on a conditional basis in 14,126 shares)

N Jordan
Company Secretary
09 January 2004

MMS
CC: AWL
NJS
SEC +5
+ File

RNS: 0747U

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,830 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 08 January 2004, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares
W A Nairn	20	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 148,068 ordinary shares (including interests on a conditional basis in 57,199 shares)
A W Lea 80,463 ordinary shares (including interests on a conditional basis in 22,608 shares)
W A Nairn 35,097 ordinary shares (including interests on a conditional basis in 14,126 shares)

N Jordan
Company Secretary
09 January 2004

MMS
CC: AWL
NJS
SEC + 5
+ FILE

AVS. 211605

RNS: 0747U

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,830 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 08 January 2004, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares
W A Nairn	20	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 148,068 ordinary shares (including interests on a conditional basis in 57,199 shares)
A W Lea 80,463 ordinary shares (including interests on a conditional basis in 22,608 shares)
W A Nairn 35,097 ordinary shares (including interests on a conditional basis in 14,126 shares)

N Jordan
Company Secretary
09 January 2004

MMS
CC: AWL
NJS
SEC + 5
+ FILE

ARS: 211603

RNS: 0747U

Anglo American plc
(the "Company")

Anglo American Share Incentive Plan - SIP

Notification of Directors' Interests pursuant to section 324(2) of the Companies Act 1985.

In terms of the SIP scheme, operated through Halifax plc, employees are able to subscribe for the Company's ordinary shares of US$0.50 each ("ordinary shares") and the Company matches the ordinary shares subscribed on a one-for-one basis ("matching shares").

The matching shares are transferred from the nominee of the Company's Employee Share Scheme Trustees, the Butterfield Trust, to the SIP Trust operated by the Halifax and a total of 14,830 ordinary shares were transferred today. The undermentioned executive directors of the Company, together with some 2,400 employees, are potential beneficiaries and are therefore, deemed to be interested in those ordinary shares.

The total number of ordinary shares acquired by each of these executive directors under the SIP Scheme, subscribed for by them and matched by the Company on 08 January 2004, was as follows:

A J Trahar	20	ordinary shares
A W Lea	20	ordinary shares
W A Nairn	20	ordinary shares

Their total interests in the ordinary shares are now as follows:-

A J Trahar 148,068 ordinary shares (including interests on a conditional basis in 57,199 shares)
A W Lea 80,463 ordinary shares (including interests on a conditional basis in 22,608 shares)
W A Nairn 35,097 ordinary shares (including interests on a conditional basis in 14,126 shares)

N Jordan
Company Secretary
09 January 2004

MMS
CC: AWL
NJS
SEC + 5
+ file

AVS: 668971
RNS: 9595T

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,341 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

The shares are being issued to the Company's Non-Executive directors in part as consideration of their services to the Company during the period 1 October to 31 December 2003.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

G A Wilkinson
Deputy Secretary

7 January 2004

END.

MMS
CC: AWL
NVS
SEC + S.

AVS: 668971
RNS: 9 595T

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,341 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

The shares are being issued to the Company's Non-Executive directors in part as consideration of their services to the Company during the period 1 October to 31 December 2003.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

G A Wilkinson
Deputy Secretary

7 January 2004

END.

MMS
CC: AWL
NVS
SEC + S.

AVS: 668971
RNS: 9 595T

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,341 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

The shares are being issued to the Company's Non-Executive directors in part as consideration of their services to the Company during the period 1 October to 31 December 2003.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

G A Wilkinson
Deputy Secretary

7 January 2004

END.

NMS
CC: AWL
NVS
SEC + S.

AVS: 668971
RNS: 9595T

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,341 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

The shares are being issued to the Company's Non-Executive directors in part as consideration of their services to the Company during the period 1 October to 31 December 2003.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

G A Wilkinson
Deputy Secretary

7 January 2004

END.

MMS
CC: AWL
NVS
SEC + S.

AVS: 668971
RNS: 9595T

Anglo American plc
(the "Company")

Applications have been made to the UK Listing Authority and the London Stock Exchange for 3,341 ordinary shares of US$0.50 each (the "Shares") to be admitted to the Official List and to be admitted to trading respectively. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

The shares are being issued to the Company's Non-Executive directors in part as consideration of their services to the Company during the period 1 October to 31 December 2003.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

G A Wilkinson
Deputy Secretary

7 January 2004

END.

NMS
CC: AWL
NVS
SEC + S.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 141,100 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 36,764 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 202,320 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 20,976 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

13 January 2004

END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 141,100 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 36,764 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 202,320 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 20,976 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

13 January 2004

END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 141,100 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 36,764 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 202,320 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 20,976 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

13 January 2004

END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 141,100 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 36,764 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 202,320 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 20,976 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

13 January 2004

END.

Anglo American plc

Pursuant to the above-named Company's Share Option Schemes options over

- 141,100 Ordinary Shares of US$0.50 each under the Anglo American Corporation of South Africa Limited Executive Share Incentive Scheme;
- 36,764 Ordinary Shares of US$0.50 each under the Anglo American plc Inland Revenue Approved Executive Share Option Scheme;
- 202,320 Ordinary Shares of US$0.50 each under the Anglo American plc Executive Share Option Scheme; and
- 20,976 Ordinary Shares of US$0.50 each under the Anglo American plc SAYE scheme

have been exercised. Accordingly, applications have been made to The UK Listing Authority for these shares to be admitted to the Official List and to the London Stock Exchange for these shares to be admitted to trading. In addition, applications have been made to the Johannesburg, Botswana and Namibian Stock Exchanges for the Shares to be listed. The Shares will rank *pari passu* with the existing issued Ordinary Shares of the Company.

Copies of this announcement are available from the office of Cazenove & Co. Ltd for the period of 2 business days from the date hereof.

N Jordan
Company Secretary

13 January 2004

END.